BBH Trust
140 Broadway
New York, NY 10005

September 25, 2015

FILED VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	BBH Trust (File Nos. 333-129342 and 811-21829) – Request for Withdrawal of Post-Effective Amendment Filings

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, BBH Trust (the “Trust”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of certain post-effective amendments filed to the Trust’s registration statement on Form N-1A concerning the introduction of a new series of the Trust: the BBH Core Bond Fund (the “Fund”).

The Registrant filed, on the dates shown, the following post-effective amendments relating to the Fund:

Form Type	Date of Filing	Post-Effective Amendment No.	Accession Number
485APOS	July 29, 2014	Post-Effective Amendment No. 42	0000891092-14-005666
485BXT	October 14, 2014	Post-Effective Amendment No. 43
485BXT	November 3, 2015	Post-Effective Amendment No. 45
485BXT	December 2, 2014	Post-Effective Amendment No. 47
485APOS	January 2, 2015	Post-Effective Amendment No. 48	0000891092-15-000014
485BXT	March 3, 2015	Post-Effective Amendment No. 50
485BXT	April 2, 2015	Post-Effective Amendment No. 52
485BXT	May 4, 2015	Post-Effective Amendment No. 53
485BXT	June 3, 2015	Post-Effective Amendment No. 54
485BXT	July 2, 2015	Post-Effective Amendment No. 55
485BXT	July 31, 2015	Post-Effective Amendment No. 56
485BXT	August 28, 2015	Post-Effective Amendment No. 57

The purpose of the 485APOS filings, filed on July 29, 2014 and January 2, 2015 (Post-Effective Amendment Nos. 42 and 48, respectively), was to introduce the Fund as a new series of the Registrant. The 485BXT filings were filed for the purpose of delaying the effective date of Post-Effective Amendment Nos. 42 and 48.  As of the most recent 485BXT, Post-Effective Amendment No. 48 is scheduled to become effective on September 27, 2015.

The Registrant is requesting the withdrawal of the above referenced Post-Effective Amendments because the Registrant has decided not to proceed with the offering of shares of the Fund. No securities were sold in connection with this offering.

Pursuant to the requirements of Rule 477 under the 1933 Act, this application for withdrawal of the Post-Effective Amendments listed above has been signed by the Treasurer and Chief Financial Officer of the Registrant.

If you have any questions or require further information, please contact the undersigned at (212) 493-8410.

Very truly yours,

BBH Trust

By:  /s/ Charles H. Schreiber
        Charles H. Schreiber
        Treasurer and Chief Financial Officer